                                                                    Exhibit 99.1

                         [GREAT LAKES POWER INC. LOGO]

                       SECOND QUARTER 2001 INTERIM REPORT

                         [GREAT LAKES POWER INC. LOGO]


              INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2001


On February 28, 2001, the shareholders of Great Lakes Power Inc. ("Great Lakes" or the "company") approved a going-private transaction. The successor company was established on March 2, 2001 under the same name. This interim report presents the combined operating and financial results for these companies for the period from January 1, 2001 to June 30, 2001.


                                   Highlights

- 2,359 gigawatt hours of electricity generated during the first six months of 2001.

-    Net income for the first six months of 2001 increased to $68.2 million.

- Construction started on the 45 megawatt High Falls hydroelectric generating station in northern Ontario.


-    OPERATING RESULTS
The company's power operations generated 2,359 gigawatt hours ("GWh") of electricity during the first six months of 2001 compared to 2,530 GWh during the same period in 2000. Lower generation from the company's operations in Ontario and Quebec was partly offset by higher generation in the southern United States and the effect of the acquisition of the Powell River hydroelectric facilities in British Columbia in February 2001.

The company's northern Ontario power generating, transmission and distribution system generated 631 GWh of electricity in the first six months of 2001, down from 768 GWh in the same period in 2000 due to lower winter precipitation levels partly offset by higher water flows in the second quarter. The system's power sales for the first six months of 2001, including power purchased externally to meet customer demand within its service area, were 1,172 GWh, similar to last year. The company's facilities upgrading program continues with the returbining of two units at the McPhail Generating Station on the Michipicoten River, for expected completion by year end.

Great Lakes Hydro Income Fund generated a total of 701 GWh of power in the first six months of 2001, down from 870 GWh in the same period of last year. This decrease reflects lower precipitation at the Fund's Lievre River operations in western Quebec, partly offset by the contribution of Powell River since its acquisition at the beginning of February 2001.

The company's other power operations in Canada and the United States generated 1,027 GWh of electricity in the first six months of 2001, up from 892 GWh in the same period in 2000. Louisiana HydroElectric Power generated 466 GWh in the period, up from 330 GWh last year as water flows on the Mississippi River started to return to more normal levels after unusually dry conditions in 2000. Partly offsetting this improvement was lower generation at Pontiac Power due to lower winter precipitation levels in western Quebec.


GREAT LAKES POWER INC.                                                         1

-   FINANCIAL REVIEW
Great Lakes earned net income of $68.2 million for the six months ended June 30, 2001 compared to $64.8 million in the same period of 2000.

Power revenues for the first six months increased to $126.0 million in 2001 from $110.8 million in 2000. Revenue from Louisiana HydroElectric Power increased by $5.5 million as a result of higher power generation. Revenue from Lake Superior Power increased by $6.9 million as a result of higher prices for contracted gas sales. Revenue from Maclaren Energy's energy marketing operation, which commenced during 2000, increased by $4.1 million.

Income from Great Lakes' investments for the first six months of 2001 was $53.2 million, down from $54.9 million in the same period last year as a result of lower average interest rates.

Expenses for the first six months increased to $111.0 million in 2001 from $100.9 million in the same period of 2000. Purchased power costs for the six months increased by $11.1 million as a result of higher external power purchases at Northern Ontario Power to meet customer demands in its services area. Operating costs for the six months increased by $2.9 million with the expansion of the company's operating assets. Taxes and other provisions for the six months decreased by $5.3 million due mainly to lower federal and municipal tax rates.


-    CAPITAL INVESTMENT PROGRAM
Work continues on Great Lakes' $500 million capital investment plan, which forms an integral part of a strategic plan to double power operating earnings by the year 2005.

     HIGH FALLS, ONTARIO. Construction commenced on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002.

     SAULT STE. MARIE, ONTARIO/MICHIGAN. Permitting and preliminary engineering are under way for a $30 million high voltage transmission interconnection to link the company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance Great Lakes' ability to access U.S. energy markets to maximize the value of its power system.

     POWELL RIVER, BRITISH COLUMBIA. In February 2001, Great Lakes Hydro Income Fund acquired a 50% economic interest in the Powell River hydroelectric generating facilities in the city of Powell River, B.C. These two stations have an aggregate capacity of 82 MW and are expected to produce an average of approximately 520 GWh annually.

     PINGSTON CREEK, BRITISH COLUMBIA. Construction has commenced on a 30 MW hydroelectric generating station near Revelstoke, B.C. in a 50/50 partnership with Canadian Hydro Developers Inc. This $45 million project is expected to be completed in mid 2002.


2                                             SECOND QUARTER 2001 INTERIM REPORT

     BRASCAN ENERGETICA, BRAZIL. Development work continues for five new hydroelectric generating stations in southern Brazil, which have a total capacity of 81 MW. Construction has started on two of these projects, the 30 MW Passo do Meio generating station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Parana.

-    OUTLOOK
Although weather conditions continue to be drier than normal in northern Ontario and western Quebec, their financial impact is expected to be partly offset by the return to more normal water flows on the Mississippi River, the use of hydrological insurance claims, and the impact of the company's ongoing facilities upgrading and business development programs. Through its capital investment plan, the company is aggressively seeking to increase returns as new development projects and acquisitions are brought on stream.




Edward C. Kress
Chairman and Chief Executive Officer

July 25, 2001


                              * * * * * * * * * *

Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


GREAT LAKES POWER INC.                                                         3

-    OPERATING STATISTICS

                        ELECTRICITY GENERATION AND SALES

                                          THREE MONTHS ENDED JUNE 30     SIX MONTHS ENDED JUNE 30
gigawatt hours                                2001         2000             2001         2000
--------------                                ----         ----             ----         ----
GENERATION
     Northern Ontario Power                     382          302              631          768
     Great Lakes Hydro Income Fund
         Lievre River                           289          414              595          870
         Powell River (1)                        72           --              106           --
     Other Power Operations
         Lake Superior Power (2)                220          209              431          420
         Valerie Falls Power                     17           14               28           24
         Pontiac Power                           54           59              102          118
         Louisiana HydroElectric Power          289          206              466          330
                                              -----        -----            -----        -----
TOTAL GENERATION                              1,323        1,204            2,359        2,530
                                              =====        =====            =====        =====
SALES
     Northern Ontario Power (3)                 540          557            1,172        1,180
     Great Lakes Hydro Income Fund
         Lievre River (3)                       290          480              595          929
         Powell River (1)                        72           --              106           --
     Other Power Operations
         Lake Superior Power (2)                220          209              431          420
         Valerie Falls Power                     17           14               28           24
         Pontiac Power                           53           58              100          116
         Louisiana HydroElectric Power          281          200              451          320
                                              -----        -----            -----        -----
TOTAL SALES                                   1,473        1,518            2,883        2,989
                                              =====        =====            =====        =====

(1) Results for year to date include five months since acquisition in February 2001.

(2)  Including electricity equivalents of contracted gas sales.

(3) Including power purchased externally to supply customer demand in service area.


4                                             SECOND QUARTER 2001 INTERIM REPORT

-    CONSOLIDATED FINANCIAL STATEMENTS

                           Consolidated Balance Sheet


                                           JUNE 30        DECEMBER 31
millions                                    2001             2000
--------                                   -------        -----------
ASSETS

     Securities                           $  717.1         $  661.3
     Loans and other receivables             290.1            322.0
     Long-term investments                   526.0            536.2
     Property, plant and equipment         1,003.8            956.8
                                          --------         --------
                                          $2,537.0         $2,476.3
                                          ========         ========

LIABILITIES
     Accounts payable and other           $   73.0         $   76.4
     Mortgage bonds                          417.3            393.5
     Term debentures                         566.3            558.8
                                          --------         --------
                                           1,056.6          1,028.7

FUTURE INCOME TAX LIABILITY                  110.3            104.4

MINORITY INTERESTS                            94.0             94.2

SHAREHOLDERS' EQUITY (2)                   1,276.1          1,249.0
                                          --------         --------
                                          $2,537.0         $2,476.3
                                          ========         ========


GREAT LAKES POWER INC.                                                         5

                        CONSOLIDATED STATEMENT OF INCOME


                                                THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
millions, except per share amounts                 2001            2000            2001            2000
----------------------------------                 ----            ----            ----            ----
REVENUE
     Power operations                             $65.0           $58.7          $126.0          $110.8
     Long-term investments                         11.6            11.8            23.0            23.2
     Investment and other income                   14.0            16.2            30.2            31.7
                                                  -----           -----          ------          ------
                                                   90.6            86.7           179.2           165.7
                                                  -----           -----          ------          ------

EXPENSES
     Interest                                      19.0            20.3            39.1            38.8
     Power and fuel purchases                      16.8            16.5            41.7            30.6
     Operating costs                                7.3             5.9            14.2            11.3
     Depreciation                                   5.5             5.2            11.0            10.3
     Minority interests                             1.1             1.0             2.3             1.9
     Income and other taxes                         3.1             5.1             2.7             8.0
                                                  -----           -----          ------          ------
                                                   52.8            54.0           111.0           100.9
                                                  -----           -----          ------          ------
NET INCOME                                        $37.8           $32.7          $ 68.2          $ 64.8
                                                  =====           =====          ======          ======
FULLY DILUTED NET INCOME PER COMMON SHARE         $0.30           $0.26          $ 0.54          $ 0.51
                                                  =====           =====          ======          ======


                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS


                                                                                            --
                                          THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
millions                                     2001            2000            2001            2000
--------                                     ----            ----            ----            ----
RETAINED EARNINGS
     Balance, beginning of period          $407.6          $376.6          $397.8          $364.8
     Net income                              37.8            32.7            68.2            64.8
     Convertible debenture interest          (4.3)           (4.2)           (8.7)           (8.3)
     Common share dividends                 (16.2)          (16.2)          (32.4)          (32.4)
                                           ------          ------          ------          ------
     Balance, end of period                $424.9          $388.9          $424.9          $388.9
                                           ======          ======          ======          ======


6                                             SECOND QUARTER 2001 INTERIM REPORT

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                              THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
millions                                         2001            2000            2001            2000
--------                                         ----            ----            ----            ----
CASH PROVIDED FROM OPERATIONS                  $ 35.2          $ 30.9          $ 63.1          $ 63.8
                                               ------          ------          ------          ------

FINANCING AND SHAREHOLDER DISTRIBUTIONS
     Borrowings                                   0.2            50.0            25.7            50.0
     Debt repayments                             (1.8)           (1.3)           (4.0)           (3.2)
     Convertible debenture interest              (4.3)           (4.2)           (8.7)           (8.3)
     Common share dividends                     (16.2)          (16.2)          (32.4)          (32.4)
                                               ------          ------          ------          ------
                                                (22.1)           28.3           (19.4)            6.1
                                               ------          ------          ------          ------

INVESTING
     Securities                                 (42.3)             --           (42.3)          (29.2)
     Loans and other receivables                 28.2             5.4            38.3            36.1
     Property, plant and equipment               (5.6)          (46.8)          (34.1)          (49.3)
     Other                                        3.5           (18.0)            2.6           (24.4)
                                               ------          ------          ------          ------
                                                (16.2)          (59.4)          (35.5)          (66.8)
                                               ------          ------          ------          ------

CASH AND CASH EQUIVALENTS
     Increase (decrease)                         (3.1)           (0.2)            8.2             3.1
     Balance, beginning of period                18.0             9.5             6.7             6.2
                                               ------          ------          ------          ------
     Balance, end of period                    $ 14.9          $  9.3          $ 14.9          $  9.3
                                               ======          ======          ======          ======


GREAT LAKES POWER INC.                                                         7

-    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company's most recently issued financial statement report, which included information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report.

Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.


2.   SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

                                                       JUNE 30       DECEMBER 31
millions                                                2001            2000
--------                                               -------       -----------
101,383,135 (2000 - 101,393,934) Common shares        $  603.5          $  603.5
Retained earnings                                        424.9             397.8
                                                      --------          --------
                                                       1,028.4           1,001.3
Subordinated convertible debentures                      247.7             247.7
                                                      --------          --------
                                                      $1,276.1          $1,249.0
                                                      ========          ========

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.


3.   COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2001 presentation.


4.   PRIVATIZATION

On February 28, 2001, the company's shareholders approved the going private transaction proposed by Brascan Corporation, its majority shareholder. The successor private company, established in March 2, 2001, continues the business of Great Lakes Power Inc. under the same name.


8                                             SECOND QUARTER 2001 INTERIM REPORT

-    PROFILE
Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production and development base includes 22 generating stations with an installed generating capacity of 987 megawatts.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (BNN: TSE,
NYSE).



                                 PRODUCTION BASE

                                                                 Generating    Generating    Installed
                                               Ownership          Stations       Units       Capacity
                                               ---------          --------       -----       --------
                                                                                            (megawatts)
Northern Ontario Power (1)                        100%               12            22           327

Great Lakes Hydro Income Fund (50%)
     Lievre River, Quebec (1)                     100%                3            10           238
     Powell River, British Columbia (2)            50%                2             7            82

Other Power Operations
     Lake Superior Power, Ontario (3)              50%                1             3           110
     Valerie Falls Power, Ontario (2)              65%                1             2            10
     Pontiac Power, Quebec (2)                    100%                2             7            28
     Louisiana HydroElectric Power (2)             75%(4)             1             8           192
                                                  ---                --            --           ---
TOTAL                                                                22            59           987
                                                                     ==            ==           ===

(1)  Integrated hydroelectric power generating and transmission systems

(2)  Other hydroelectric stations

(3)  Natural gas-fired cogeneration plant

(4)  Residual interest




-    HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:        416-363-9491
Facsimile:        416-363-2856


GREAT LAKES POWER INC.                                                         9